900-688 West Hastings Street Vancouver, BC V6B 1P1 Canada

NEWS RELEASE: June 19, 2013	Toronto Stock Exchange: VG
For Immediate Release	No: 27

VERIS GOLD CORP. ANNOUNCES APPOINTMENTS

Vancouver, BC – June 19, 2013 – Veris Gold Corp. (“Veris” or the “Company”) (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to announce that effective immediately, Mr. R. Llee Chapman, President of Veris Gold Corp. has been appointed Chief Executive Officer as well as a Director; Mr. Graham Dickson has been appointed Chief Operating Officer and remains Senior Vice President, Corporate Development; and Mr. Shaun Heinrichs remains as the Company’s Chief Financial Officer.

At the Company’s Jerritt Canyon operations in Elko, Nevada, Mr. Joseph Driscoll, with effect from today, has been appointed General Manager and Mr. Joseph Wheeldon was recently appointed as Mine Manager. Also as of today Mr. Kiedock Kim has been appointed Plant Manager and Mr. Chris Jones has been appointed Assistant Plant Manager.

Rounding out the team are the Officers of the Company as follows; Joanne C. Jobin, Vice President Investor Relations, Todd Johnson, Vice President Exploration, and Cameron Patterson, Vice President Finance.

On his appointment, as Chief Executive Officer, Mr. Chapman stated, “I look forward to continue delivering strong leadership to the Veris Gold Teams and further strengthening the developments and strides that we have already made at Jerritt Canyon to ensure that the Company and its operations remain viable and continue to add to shareholder value. We look forward to sharing positive news with our stakeholders in the near future.” He further added, “At Jerritt Canyon, we are building one of the strongest mining and operations teams in the industry. I am personally very excited be a part of a team that will be responsible for the continuing growth and development of the historic Jerritt Canyon operations and most importantly all Veris Teams look forward to delivering on our assurances to our shareholders.”

Francois Marland, Executive Chairman also commented, “The appointment of Mr. Chapman as CEO at Veris is a natural progression to our current corporate restructuring and we look forward to his continued leadership and continuing improvements at our operations in Elko, Nevada. Mr. Graham Dickson will assume the role of Chief Operating Officer while the Company undertakes a search to fulfill this role. Mr. Heinrichs will remain as Chief Financial Officer of the Company. Both Mr. Dickson and Mr. Heinrichs skill-sets are considered significant strengths in our newly reorganized team and we look forward to their valuable contributions in the future.”

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and milling facility. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine.

On behalf of
“VERIS GOLD CORP.”

Francois Marland
Executive Chairman

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This press release contains "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to plans for or intentions with respect to the offering of Securities and the Company’s use of proceeds from the sale of Securities are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the Company’s ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the Company; the need to satisfy regulatory and legal requirements with respect to any offerings; gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For more information please contact:

Veris Gold Corp.	Veris Gold Corp.	AXINO AG
Joanne C. Jobin	Nicole Sanches	Wolfgang Seybold
VP, Investor Relations	Investor Relations Manager	Chairman
T: (647) 964-0292	T: (604) 688-9427 ext 224	T: +49 711 25 35 92 40
NA Toll Free: 1-855-688-9427	NA Toll Free: 1-855-688-9427	E: wolfgang.seybold@axino.de
E: jjobin@verisgold.com	E: nicole@verisgold.com	W: axino.de
W: verisgold.com	W: verisgold.com